UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Partners with SAEM-Kerself Group for Development of PV Plants in Italy
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have signed an agreement with SAEM Srl (“SAEM”), a primary system integrator within the PV sector, to build five one-megawatt (“MW”) PV plants in the Apulia region of Italy. Construction will start in July and is expected to be completed by November of 2009. We will supply wafers for the PV project and SAEM will provide engineering, procurement, and construction services and system integration.
     Our press release issued on July 1, 2009 is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 2, 2009

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Partners with SAEM-Kerself Group for Development of PV Plants in Italy
XINYU CITY, China and SUNNYVALE, Calif., July 1, 2009 — LDK Solar Co., Ltd. (NYSE:LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed an agreement with SAEM Srl (“SAEM”), a primary system integrator within the PV sector, to build five one-megawatt (“MW”) PV plants in the Apulia region of Italy. Construction will start in July and is expected to be completed by November of this year. LDK Solar will supply wafers for the PV project and SAEM will provide engineering, procurement, and construction services and system integration.
“We are very eager to increase LDK Solar’s presence in Italy,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “The Italian PV market continues to be one of the most interesting in Europe and is forecasted to grow significantly over the next three years. Our agreement with SAEM is another noteworthy achievement for us as we work to strengthen our position in the PV power plants market in Europe and continue to build our foundation to capture future opportunities.”
“We are proud to work with LDK Solar on the development of PV plants,” stated Francesco Maggi, CEO of SAEM group. “We believe that this partnership with LDK Solar reinforces the connection between SAEM and the world of PV manufacturing in a market that has strong potential. We look forward to working together on future projects to further capitalize on the growing opportunities in this market.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About SAEM — Kerself S.p.A. group (MIB: KRS)
SAEM is a leading Italian company operating in the PV sector since 1998. The work of research and design of a team of 10 engineers supported by 80 highly skilled installers has rapidly made SAEM the reference point of photovoltaic systems in Italy. The nominal power of plants, designed and already installed by SAEM throughout the national territory, today exceeds several MWs, all equipped with surveillance and monitoring apparatus. The SAEM business success led Kerself Group, listed on Milan stock exchange (KRS), to acquire 55% of SAEM property.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information, contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801
Francesco Maggi
CEO
SAEM s.r.l.
direzione@saem.biz
+39-080-3161196

5